Exhibit 1

TAT TECHNOLOGIES LTD.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Dear shareholders of TAT Technologies Ltd.:

Notice is hereby given that the special general meeting of shareholders (the “Meeting”) of TAT Technologies Ltd. (the “Company”) will be held on November 3, 2016 at 5:00 P.M. Israel time, at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel.

The agenda of the Meeting shall be as follows:

1.          Approval of the amended Compensation Policy of the Company.

2.          Approval of the terms of service and compensation of Mr. Amos Malka as chairman of the board of directors of the Company, in accordance with Section 273(a) of the Israeli Companies Law, 5759-1999 (the "Companies Law") including, but not limited, to the grant of options to purchase shares of the Company, all as described in this Proxy Statement.

3.          Approval of approval of an addendum to the Company's 2012 stock option plan.

The approval of Item 1, requires the affirmative vote of at least a majority of the shares present, in person or by proxy, and voting on the matter, provided that (i) such a majority includes at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders of the Company nor are they shareholders who have a personal interest in the approval of the proposal set forth in Item 1; or (ii) the total number of shares of non-controlling shareholders and non-interested shareholders voted against the proposal in Item 1 must not represent more than two percent (2%) of the total voting rights in the Company. Votes abstaining shall not be taken into account in counting the above-referenced shareholder votes.

In the proxy card attached to the proxy statement, you will be asked to indicate whether or not you are a controlling shareholder of the Company or whether or not you have a personal interest in the amended Compensation Policy. If any shareholder casting a vote does not notify us whether or not they are a controlling shareholder of the Company or whether or not they have a personal interest in the approval of the amended Compensation Policy, their vote, with respect to this Item, will be disqualified.

The approval of each of Items 2 and 3 requires the affirmative vote of the holders of a majority of the voting power represented and voting on the matter in person or by proxy.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company. A shareholder will be deemed to have a personal interest if any member of such shareholder's immediate family or their spouse has a personal interest in the adoption of the relevant proposal.  In addition, a shareholder will be deemed to have a personal interest if a company, other than TAT Technologies, that is affiliated to such shareholder has a personal interest in the adoption of the relevant proposal.  Such company is a company in which the shareholder or a member of such shareholder's immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, a shareholder will not be deemed to have a personal interest in the adoption of the proposal if the shareholder's interest in such proposal arises solely from ownership of TAT Technologies' shares, or to a matter that is not related to a relationship with a controlling shareholder.

Only shareholders of record at the close of business on October 6, 2016, (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to Items 1 through 3 by means of a proxy card and are required to complete, sign, date and return the proxy card no later than no later than November 3, 2016 at 1:00 P.M., Israel time, to permit verification. Voting will be done by completing the second part of the proxy card. The form of proxy card was furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov. The form of proxy card is also available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il.

Shareholders wishing to express their position on Items 1 through 3 on the agenda for this Meeting may do so by submitting a written statement (hereinafter “Position Statement”) to the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than than October 16, 2016.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose shares are registered with a Tel-Aviv Stock Exchange Ltd. (the “TASE”) member and are not registered on the Company’s shareholders' register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the proxy card and to the Position Statements posted on the Israel Securities Authority website, provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A shareholder whose Shares are registered with a member of the TASE, is required to prove his share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.
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Alternatively, shareholders whose shares are registered with a member of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel TASE member through which you hold your shares.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is comprised of two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to November 10, 2016, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned meeting, two shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel during normal business hours and by prior coordination with Mr. Guy Nathanzon (tel: +972-8-8628500 or +972-8-8628501).

Should changes be made to any Item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission on Form 6-K and with the Israeli Securities Authority in the aforementioned internet websites.

By the Order of the Board of Directors,
/s/ Guy Nathanzon, CFO Dated: September 29, 2016

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TAT TECHNOLOGIES LTD.

P.O. Box 80, Gedera 70750 Israel
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PROXY STATEMENT
_____________________________

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 3, 2016

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.90 per share (the “Shares”), of TAT Technologies Ltd. in connection with the special general meeting of shareholders of the Company to be held at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel on November 3, 2016 at 5:00 P.M. Israel time, and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “TAT,” the “Company,” “we” or “our” refer to TAT Technologies Ltd.

The agenda of the Meeting shall be as follows:

1.          Approval of the amended Compensation Policy of the Company.

2.          Approval of the terms of service and compensation of Mr. Amos Malka as chairman of the board of directors of the Company, in accordance with Section 273(a) of the Israeli Companies Law, 5759-1999 (the "Companies Law") including, but not limited, to the grant of options to purchase shares of the Company, all as described in this Proxy Statement.

3.          Approval of approval of an addendum to the Company's 2012 stock option plan.

Shareholders Entitled to Participate and Vote

Only holders of record of Shares at the close of business on October 6, 2016 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of September 29, 2016, the Company had 9,102,917 issued Shares and 8,828,444 outstanding Shares (excluding 274,473 dormant Shares held in treasury). Each outstanding Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Beneficial Ownership Of Securities

FIMI Opportunity V, L.P. and FIMI Israel Opportunity FIVE, Limited Partnership, or the FIMI Funds, are the beneficial holders of 53.7% of TAT’s Ordinary shares (4,732,351 shares). Leap-Tide Capital Management Inc., which is controlled by Mr. Jan Loeb, a member of our board of directors, is the beneficial holder of 5.9% of TAT’s Ordinary shares (522,607 shares). No other shareholder is known to us to be a beneficial owner of 5% or more of TAT’s Ordinary shares.

The following table sets forth certain information as of September 29, 2016, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our Ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership(2)
FIMI Funds (3)	4,732,351	53.7%
Leap-Tide Capital Management Inc.	522,607	5.9%
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(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2) The percentages shown are based on 8,808,344 ordinary shares issued and outstanding as of March 18, 2016 (net of 274,473 dormant shares).
(3) Based on a Schedule 13D filed on August 14, 2013, FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (together, the "FIMI Funds"), FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 4,732,351 ordinary shares held by the FIMI Funds. FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI Funds. Shira and Ishay Davidi Management Ltd. controls FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI FIVE 2012 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel.

Voting and Proxies

All shareholders who are unable to attend the Meeting in person may vote with respect to Items 1 through 3 by means of a proxy card and they are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. If your Shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your Shares as to how to vote your Shares or obtain a legal proxy from the record holder to vote the Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares. In order for these Shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, c/o Mr. Guy Nathanzon, at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel (on the 4th Floor), no later than November 3, 2016 at 1:00 P.M., Israel time. Shares represented by proxy received after such time will not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Mr. Guy Nathanzon; or (ii) attending the Meeting and voting in person.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy.

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Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority, up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your Shares.

Expenses and Solicitation

Shareholders wishing to express their position on Items 1 through 3 on the agenda for this Meeting may do so by submitting a written statement (“Position Statement”) to the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel (on the 4th Floor). Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the SEC on Form 6-K and with the Israel Securities Authority.

Position Statements should be submitted to the Company no later than October 16, 2016.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Companies Law.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about October 12, 2016. This proxy statement and the accompanying proxy card are also available to the public through the following websites http://www.sec.gov, http://www.magna.isa.gov.il or http://maya.tase.co.il.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one third (33.33%) of the voting power in the Company on the Record Date. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to November 10, 2016, at the same time and place. If a quorum is not present within one half hour of the time designated for the adjourned Meeting, two shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

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The approval of Item 1, requires the affirmative vote of at least a majority of the shares present, in person or by proxy, and voting on the matter, provided that (i) such a majority includes at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders of the Company nor are they shareholders who have a personal interest in the approval of the proposal set forth in Item 1; or (ii) the total number of shares of non-controlling shareholders and non-interested shareholders voted against the proposal in Item 1 must not represent more than two percent (2%) of the total voting rights in the Company. Votes abstaining shall not be taken into account in counting the above-referenced shareholder votes.

In the proxy card attached to the proxy statement, you will be asked to indicate whether or not you are a controlling shareholder of the Company or whether or not you have a personal interest in the amended Compensation Policy. If any shareholder casting a vote does not notify us whether or not they are a controlling shareholder of the Company or whether or not they have a personal interest in the approval of the amended Compensation Policy, their vote, with respect to this Item, will be disqualified.

The approval of each of Items 2 and 3 requires the affirmative vote of the holders of a majority of the voting power represented and voting on the matter in person or by proxy.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company. A shareholder will be deemed to have a personal interest if any member of such shareholder's immediate family or their spouse has a personal interest in the adoption of the relevant proposal.  In addition, a shareholder will be deemed to have a personal interest if a company, other than TAT Technologies, that is affiliated to such shareholder has a personal interest in the adoption of the relevant proposal.  Such company is a company in which the shareholder or a member of such shareholder's immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, a shareholder will not be deemed to have a personal interest in the adoption of the proposal if the shareholder's interest in such proposal arises solely from ownership of TAT Technologies' shares, or to a matter that is not related to a relationship with a controlling shareholder.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

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As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

ITEM 1: APPROVAL OF THE AMENDED COMPENSATION POLICY OF THE COMPANY.

Under Amendment No. 20 to the Companies Law, which came into effect in December 2012 (“Amendment No. 20”), the employment terms of officers and directors of public companies, such as the Company, should be determined in accordance with office holders compensation policy (the “Compensation Policy”). The Compensation Policy must be approved by (i) the Board of Directors, upon recommendation of the Company's compensation committee (the “Compensation Committee”) and (ii) the shareholders of the Company (except in limited circumstances set forth in the Companies Law). All companies subject to Amendment No. 20 are required to review and re-approve their Compensation Policy based on the guidelines specified in Amendment No. 20 every three years. The shareholders of the Company approved the Company’s original Compensation Policy on November 14, 2013.

As required pursuant to the provisions of Amendment No. 20, our Board of Directors has appointed a board committee for compensation matters. Under the NASDAQ Listing Rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with the applicable corporate governance requirements otherwise imposed by the NASDAQ Listing Rules for U.S. domestic issuers. As a result, our corporate governance practices with respect to office holder compensation differ from those followed by U.S. domestic companies. We follow the provisions of the Israeli Companies Law with respect to matters in connection with the composition and responsibilities of our Compensation Committee, office holder compensation, and any required shareholders' approval of such compensation.

The Compensation Policy is based on principles that establish a proper balance between the desire to reward officers and directors for their achievements and the need to ensure that the structure of the Compensation is in line with the Company's benefit and overall strategy over time. The purpose of the Compensation Policy is to set guidelines for the manner of compensating our Office Holders.

On September 20, 2016, in accordance with the provisions of Amendment No. 20 and following the recommendation of the Compensation Committee, the Board of Directors approved amendments to the Compensation Policy and recommended its approval by the shareholders, in the form attached hereto as Appendix A which is marked to show changes from the original Compensation Policy approved by the shareholders (the “Amended Compensation Policy”). The Compensation Committee and Board of Directors took into account the experience gained in the implementation of the Compensation Policy as well as the changes in the Company's global business activities and its environment since the adoption of the Compensation Policy in 2013.

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The Amended Compensation Policy was reviewed and amended with due consideration to the requirements of the Companies Law. The Compensation Policy was formulated with the aim of advancing the Company’s objectives, its work plans and its policies with a long-term perspective, and in a manner that creates appropriate incentives for the Company’s office holders, while taking into account, inter alia, the Company’s risk-management policy, its size, its financial position and the nature of its activities. The Amended Compensation Policy will be in effect for three years from the date of the Meeting, if approved by the shareholders. The principles of the Amended Compensation Policy were set forth after discussions by the Compensation Committee and by the Board of Directors. The Compensation Committee and Board and Directors consulted with the executive compensation department of KPMG Israel in determining various changes to the current Compensation Policy and for purposes of receiving information regarding executive compensation in comparable companies.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, TO APPROVE THE AMENDED COMPENSATION POLICY OF THE COMPANY, IN THE FORM ATTACHED HERETO AS APPENDIX A.”

ITEM 2: APPROVAL OF THE TERMS OF SERVICE AND COMPENSATION OF MR. AMOS MALKA AS CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY, IN ACCORDANCE WITH SECTION 273(A) OF THE ISRAELI COMPANIES LAW INCLUDING BUT NOT LIMITED TO THE GRANT OF OPTIONS TO PURCHASE SHARES OF THE COMPANY.

Mr. Amos Malka was elected as a director by our Board of Directors in April 2016 and was then re-elected by our annual general meeting in June 2016.

Prior to joining the Company and since 2008, Mr. Malka has been a Founder and Chairman of Nyotron Information Security Ltd., a privately-held cyber security provider based in Israel and in Silicon Valley. Since 2016, Mr. Malka is also serving as a Founder and Chairman of Spire Security Solutions Ltd., a security, intelligence and cyber security. From 2007 until 2015 Mr. Malka served as the Chairman of the Board and CEO of Logic Industries Ltd. From 2007 - 2010 he served as Chairman of the Board of Plasan Sasa LTD., an armored vehicle manufacturer. From 2005 - 2007 he served as the Chairman of the Board of Albar. Albar is one of the leading companies in the Israeli automobile sector. From 2002 - 2005 he served as the CEO of Elul Technologies Ltd., Israel's largest aerospace and defense business development and consulting company. Mr. Malka Retired from the IDF in 2002 at the rank of Major General, after 31 years of military career. He served as commander of the IDF Ground Forces Command, and later as Head of the Israeli Defense Intelligence, a post he held until his retirement in 2002. Mr. Malka holds B.A. in history from Tel Aviv University (1987), graduated from the IDF Staff & Command College (1979-80) and its National Defense Academy (1986-87).

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Pursuant to the Israeli Companies Law, any arrangement between the Company and its directors relating to his or her compensation must generally be in compliance with the Company’s compensation policy for executive officers and directors and requires approval of the Compensation Committee, the Board of Directors and the Company’s shareholders, in that order.

Our Compensation Committee and Board of Directors have approved, and recommended that the Company’s shareholders approve, the terms of service and compensation of Mr. Malka as chairman of the board of directors of the company, in accordance with Section 273(a) of the Israeli Companies Law, including but not limited to the grant of 50,000 options to purchase 50,000 of our Ordinary Shares.

Mr. Malka's monthly fee shall be in an amount of NIS 50,000 plus VAT (approximately US$ 13,157).

Mr. Malka will be granted 50,000 options to purchase 50,000 of our Ordinary Shares (the “Options”).  The Options are exercisable at a price per share, which is the higher of (a) 5% above the average closing price of the Company's share in the 30 trading days preceding the date of the Board of Directors' approval of the equity grant; (b) 5% above the share price on the date of the Board of Directors' approval of the equity grant. The Options will vest as follows: 25% of the options shall vest on the date which is 12 month following the date of grant of the options; and thereafter, 6.25% of the options shall vest on a quarterly basis.  The options will expire on the seventh anniversary of the date of the grant.

The terms of service and compensation set forth in this Item 2 are in compliance with our compensation policy for executive officers and directors.

It should be noted that this Item was approved by our Board of Directors pursuant to the recommendation of our Compensation Committee and it is subject to approval by our shareholders. Our Compensation Committee and our Board of Directors recommends that you vote “FOR" this resolution.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

"RESOLVED, TO APPROVE THE TERMS OF SERVICE AND COMPENSATION OF MR. AMOS MALKA AS CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY, IN ACCORDANCE WITH SECTION 273(A) OF THE ISRAELI COMPANIES LAW INCLUDING BUT NOT LIMITED TO THE GRANT OF OPTIONS TO PURCHASE SHARES OF THE COMPANY".

ITEM 3: APPROVAL OF AN ADDENDUM TO THE COMPANY'S 2012 STOCK OPTION PLAN

Our 2012 Stock Option Plan was filed as an Exhibit to the Registrant’s Registration Statement on Form S-8 (File No. 333-189758), with the Securities and Exchange Commission on July 2, 2013 (the "2012 Stock Option Plan") and on Form S-8 (File No. 333-208990), with the Securities and Exchange Commission on January 14, 2016.

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The current option pool under the 2012 Stock Option Plan is 380,000. Since almost all options under the current option pool have been granted to officers and directors of the Company, our Board of Directors has recommended that the general meeting of shareholders approve an increase to such option pool. Therefore, our Board of Directors recommends on increasing the option pool by 300,000 Ordinary Shares, such that after such increase the option pool shall be equal to an aggregate of 680,000 Ordinary Shares.

The proposed Addendum to the 2012 Stock Option Plan is attached hereto as Appendix B.

The Amended 2012 Stock Option Plan is in compliance with our Compensation Policy.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, TO APPROVE THE ADDENDUM TO THE COMPANY 2012 STOCK OPTION PLAN, IN THE FORM ATTACHED HERETO AS APPENDIX B.”

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

Should changes be made to any Item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission on Form 6-K and with the Israeli Securities Authority.

By the Order of the Board of Directors,
/s/ Guy Nathanzon, CFO Dated: September 29, 2016

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APPENDIX A
AMENDED COMPENSATION POLICY

Executives & Directors Compensation Policy

I.	OVERVIEW

1.	Definitions

Company	TAT TECHNOLOGIES LTD.
Law	The Israeli Companies Law 5759-1999 and any regulations promulgated under it, as amended from time to time.
Amendment 20	Amendment to the Law which was entered into effect on December 12, 2012.
Compensation Committee	A committee appointed in accordance with section 118A of the Law.
Office Holder	Director, CEO, any person filling any of these positions in a company, even if he holds a different title, and any other excutive subordinate to the CEO, all as defined in section 1 of the Law.
Executive	Office Holder, excluding a director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, an undertaking to indemnify, indemnification or insurance, separation package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in section 1 of the Law.

Total Cash Compensation	The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and (ii) the On Target Cash Plan.
Equity Value
The ~~value of the total~~ annual ~~Equity Based Components,~~ total equity value will be calculated on a linear basis, based on the equity value (valued using the same methodology ~~utilized~~used in ~~each annual~~the financial ~~statement~~statements of the Company on the date of approval of the Equity Based Components by the Company's Board of Directors) divided by the number of vesting years.

Total Compesation	The Total Cash Compensation and the annual Equity Value.

2.	General

2.1.	This compensation policy ("the Policy"), was formulated during an internal process conducted at the Company in compliance with the provision of Amendment 20, and is based on the Company's will to properly balance between its will to reward Office Holders for their achievements and the need to ensure that the Total Compensation is in line with the Company's benefit and overall strategy over time.

2.2.	The purpose of the Policy is to set guidelines for the compensation manner of the Company's Officer Holders. The Company's management and its Board of Directors deem all of the Office Holders of the Company as partners in the Company's success and consequently, derived a comprehensive view with respect to the Company's Office Holders' Compensation. This document presents the indices that derived from the principles of the formulated Policy, as specified hereunder.

2.3.	It is hereby clarified that no statement in this document is intended to vest any right to the Office Holders to whom the principles of the Policy apply, or to any other third party, and not necessarily will use be made of all of the components and ranges presented in this Policy.

2.4.	The indices presented in the Policy are intended to prescribe an adequately broad framework that shall enable the Compensation Committee and Board of Directors of the Company to formulate a personal Compensation Plan for each office Holder or a particular compensation component according to individual circumstances (including unique circumstances) and according to the Company's needs, in a manner that is congruent with the Company's benefit and the Company's overall strategy over time.

2.5.	The Policy is intended to align between the importance of incentivizing Executives to reach personal targets and the need to assure that the overall compensation meets our Company's long term strategic performance and financial objectives. The policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility, to tailor each of our Executive's compensation package based, among others, on geography, tasks, role, seniority, and capability.

2.6.	The Policy shall provide the Board of Directors with guidelines for exercising discretion under the Company’s equity plans.

2.7.	For the avoidance of doubt, it is clarified that in case of any amendment made to provisions of the Law and any other relevant rules and regulations in a manner that will facilitate the Company regarding its actions related to Officer compensation, the Company may be entitled to follow these provisions even if they contradict the principles of this Compensation Policy.

2.8.	This Compensation Policy does not derogate from any agreements or compensation terms approved prior to the approval of this Compensation Policy. It is hereby clarified that if the Company shall acquire another company or new activity, then the compensation terms of mangers of such acquired company or activity that become, after the acquisition Office Holders in the Company, shall not change for a period of six (6) months after the acquisition (even if their compensation terms exceed the limitations on compensation set forth in this Policy). During such six-month period, the Company will make reasonable efforts to revise their compensation terms in accordance with applicable law. Notwithstanding the foregoing, if the compensation terms of such mangers exceed the limitations on compensation set forth in this Policy, and the Company cannot amend such compensation after making reasonable efforts to do so, then the compensation of such managers of the acquired entity may not be amended in accordance with the terms of the Policy.

3.	Principles of the Policy

3.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders' compensation.

3.2.	The Policy shall be reviewed from time to time by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable laws and regulations as well as market practices, and its conformity with the Company’s targets and strategy. As part of this review, the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of its goals, considering the implementation of the Policy by the Company during previous years.

3.3.	Any proposed amendment to the Policy shall be brought up to the approval of the Shareholders of the Company and the Policy as a whole shall be re-approved by the Shareholders of the Company at least once every three years, or as otherwise required by Law. However, to the extent permitted by law, if the shareholders shall oppose approving the Policy, the Compensation Committee and Board of Directors shall be able to approve the Policy, after having held another discussion of the Policy and after having determined, on the basis of detailed reasoning, that, notwithstanding the opposition of the shareholders, the adoption of the Policy is for the benefit of the Company.

3.4.	The compensation of each Office Holder shall be subject to mandatory or customary deductions and withholdings, in accordance with the applicable local laws.

II.	Executive Compensation

4.	When examining and approving Executives’ Terms of Office and Employment, the Compensation Committee and Board members shall review the following factors and shall include them in their considerations and reasoning:

4.1.	Executive’s education, skills, expertise, professional experience and specific achievements.

4.2.	Executive’s role and scope of responsibilities and in accordance with the location in which such Executive is placed.

4.3.	Executive’s previous compensation.

4.4.	The Company’s performance and general market conditions.

4.5.	The ratio between Executives' compensation, including all components of the Executives' Terms of Office and Employment, and the salary of the Company’s employees, in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Company, as defined by the Law.

The annual Total Compensation (or annualized, for other than a full time position) of the Company's CEO, active Chairman1 and Executive in terms of full time position shall not exceed 15 times, 30 times and 15 times, respectively, the average annual salary and the median annual salary of the Company's employees.

4.6.
Comparative information, as applicable, as to former Executives in the same position or similar positions, as to other positions with similar scopes of responsibilities inside the Company, and as to Executives in peer companies. The peer group for the purpose detailed below shall include not less than 4 public companies listed on the Tel Aviv Stock Exchange ("TASE") similar in parameters such as total revenues, market cap, industry and number of employees. The comparative information, as applicable, shall address the base salary, target cash incentives and equity and will rely, as much as possible, on reputable industry surveys.

~~Attached as Appendix A is the comparative information with respect to the Active Chairman and the CEO of the Company, that was presented to the Compensation Committee and Board of Directors when approving this Policy.~~

1 Should one be appointed.

The Company may use such ~~updated~~ comparative information in the event a new Executive is offered a Total Compensation exceeding 25% of its predecessor in the Company.

Notwithstanding the foregoing, a non-material change in the terms of employment of an Officer who is subordinate to the Company's CEO shall not require the approval of the Compensation Committee and Board (if applicable), if it was approved by the Company's CEO and all the following conditions are met: (1) a non-material change in the terms of employment of an Officer as stated in section 272(c) of the Law, within a limit of up to 10% per year, relative to the year before, of the Officer's terms, shall be approved by the Company's CEO and by any other organ as required by law; and (2) the terms of employment conform to this  Compensation Policy.

5.	The compensation of each Executive shall be composed of, some or all, of the following components:

5.1.	Fixed components, which shall include, among others: base salary and benefits as may be customary under local customs.

5.2.	Variable components, which may include: cash incentives and equity based compensation.

5.3.	Separation package;

5.4.	Directors & Officers (D&O) Insurance, indemnification and exemption; and

5.5.	Other components, which may include: change in control, relocation benefits, special bonus, etc.

6.	Our philosophy is that our Executives’ compensation mix shall comprise of, some or all, of the following components: annual base salary, performance-based cash incentives and long-term equity based compensation, all in accordance with the position and responsibilities of each Executive, and taking into account the purposes of each component, as presented in the following table:

Compensation Component	Purpose	Compensation Objective Achieved

Annual base salary	Provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, past experience inside and outside the Company.	• Individual role, scope and capability based compensation • Market competitiveness in attracting Executives.

Performance-based cash incentive compensation	Motivate and incentivize individual towards reaching Company, department and individual's periodical and long-term goals and targets.	• Reward periodical accomplishments • Align Executive’ objectives with Company, department and individual's objectives • Market competitiveness in attracting Executives

Long-term equity-based Compensation	Align the interests of the individual with the Shareholders of the Company, by creating a correlation between the Company’s success and the value of the individual holdings	• Company performance based compensation • Reward long-term objectives • Align individual's objectives with shareholders’ objectives

7.	The compensation package shall be reviewed with each Executive at least once a year, or as may be required from time to time.

8.	Fixed compensation

Base Salary:

8.1.	The base salary shall be determined in accordance with the criterias and considerations as detailed in Section 4 above and shall be approved by the Compensation Committee.

8.2.	The base salary shall not be automatically linked.

8.3.	The maximum monthly base salary for an Office Holder shall be as follows:

Executive Level	Maximum
Active Chairman	NIS 75K (for 35% of a full time position and a proportion of this amount to a different percentage of services).
CEO	NIS 120K (for a full time position)
Other Executives	NIS 60K (for a full time position~~)~~); and with respect to a Chief Executive Officer and or Presidents of a subsidiary of the Company - US$ 25K (for a full time position).

The above maximum base salary shall be examined annualy.

Any deviation from the detailed above with regard to the CEO and/or Active Chairman, shall be brought for the approval of the Compensation Committee, the Board of Directors and the General Meeting of the Company prior to entering into a binding agreement (unless specified otherwise in the Law).

A deviation exceeding 15% of the detailed above with regard to an Executive (excluding CEO and Active Chairman) shall be brought for the approval of the Compensation Committee and the Board of Directors prior to entering into a binding agreement.

Without derogating from the above, a maximum annual raise of up to 5% with regard to an Executive's base salary in a particular year, excluding variable compensation, shall not be deemed a material change of his/her terms of employement, and therefore, shall require the approval of the Compensation Committee only.

8.4.
In the event an Office Holder provides services to the Company as an independent contractor or via a management company controlled by said Office Holder, and get paid through the issuance of an invoice, then the provisions of the Policy shall apply to him/her mutatis mutandis and for all purposes in this policy, the base salary for such an Office Holder shall be extracted from actual payment based on normal rate of employment cost. In order to ensure allignment of all components of the Total Compensation, the appropriate ratio between the Fixed compensation of Office Holders' and their Variable Compensation, in terms of full time position for a given year, are as detailed below:

~~8.4.~~
~~In order to ensure allignment of all components of the Total Compensation, the desired range between such components, in terms of full time position for a given year of Executives in the Company is detailed below:~~

~~Executive Level~~	~~Fixed compensation, base salary and additional benefits~~	~~Variable Compensation~~
		~~Performance based cash incenstive compensation~~	~~Long term equity based compensation~~
~~Active Chairman~~	~~60%-90%~~	~~10%-40% for the mix of Performance based cash incentive and Equity based compensation~~
~~CEO~~	~~60%-90%~~	~~10%-40% for the mix of Performance based cash incentive and Equity based compensation~~
~~Directors~~	~~90%-100%~~	~~0%-10%~~
~~Other Executives~~	~~60%-90%~~	~~10%-40% for the mix of Performance based cash incentive and Equity based compensation~~

Executive Level	Variable Compensation
	Cash incenstive compensation	Long term equity based compensation
Active Chairman	Up to 9 monthly base salaries or the equivalent thereof	Up to 9 monthly base salaries or the equivalent thereof
CEO	Up to 9 monthly base salaries or the equivalent thereof	Up to 9 monthly base salaries or the equivalent thereof
Directors	NONE	0-10%
Other Executives	Up to 7 monthly base salaries or the equivalent thereof	Up to 7 monthly base salaries or the equivalent thereof

The actual Variable Compensation ratios shall not exceed from the ratios in the above table (which represent the desired optimal combination of compensation, ~~but~~ as the actual ratio may vary according to the performance of the Company in a given year. ~~For example, in a year that an annual bonus was not given or a reduced annual bonus was given, the ratio between the fixed compensation and the total compensation ought to be higher than indicated in the above table.~~

Benefits:

8.5.	Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as, part or all, of the following components:

8.5.1.	Pension plan/ Executive insurance as customary.

8.5.2.	Benefits which may be offered as part of the general employee benefits package (such as: pension fund, study fund) in accordance with the local practice of the Company.

8.5.3.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), as required under local standards and practices.

8.5.4.	An Executive will be entitled to vacation days, in correlation with the Executive’s seniority and position in the Company (generally up to ~~[~~30~~]~~ days annualy), and subject to the minimum vacation days requirements per country of employment as well as the local national holidays.

8.5.5.	Reasonable expenses, including vehicle, daily newspaper, cellphone and meals.

9.	Variable Components

9.1.
When determining the variable components as part of an Executive's compensation package, the contribution of the Executive to the achievement of the Company’s goals, revenues, profitability and other key performance indicators ("~~KPIs~~Targets") shall be considered, taking into account Company and department’s long term perspective and the Executive’s position.

9.2.	Variable compensation components shall be comprised of (i) cash components which shall be mostly based on measurable criteria or non-measurable targets; and (ii) equity components, all taking into consideration periodical and a long term perspective.

9.3.	The Board of Directors shall have the absolute discretion to reduce or cancel any cash incentive.

Cash Incentives

9.4.	Variable Cash Incentive Plan

9.4.1.	The Compensation Committee and Board of Directors may adopt, from time to time, a Cash Incentive Plan, which will set forth for each Executive targets which form such Executive's on target Cash payment (which shall be referred to as the “On Target Cash Plan”) and the rules or formula for calculation of the On Target Cash Plan payment once actual achievements are known.

9.4.2.	The Compensation committee and Board of Directors may include, inter- alia, in the On Target Cash Plan predetermined thresholds and caps, to corelate an Executive’s On Target Cash Plan payments with actual achievements.

9.4.3.	The annual On Target Cash Plan actual payment for the Active Chairman, the CEO and other Executives in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed the ratio set forth in the table in clause 8.4 above.

~~4.1.1.~~9.4.4.	The CEO, Active Chairman and other Executives' individual On Target Cash Plan may be composed based on the mix of (i) the Company Target (as defined below); (ii) Personal Target; and (iii) Personal Evaluation. The weight to be assigned to each of the components per each of the executives shall be as set forth in the table below.

	Active Chairman	CEO	~~CFO~~	Other Executives
Company Target	100%	~~80% - 90%~~75% - 100%	~~70% - 80%~~	~~70% - 80%~~50% - 100%
Personal ~~KPI~~Target	NONE	NONE	~~10%~~	~~10~~0% - 30%
Personal Evaluation	NONE	0~~%-20~~% - 25%	~~0%-20%[2]~~	0~~%~~% - 20%~~3~~

The Company’s Target shall be determined in accordance with all or part of the following pre-determined targets: (1) Sales budget, in accordance with the Company’s annual budget; (2) Gross Profit, in accordance with the Company’s budget; ~~and (3) EBITDA, in accordance with the Copany’s annual budget ("the Company Target").~~(3) Operating Profit, in accordance with the Company’s annual budget; (4) Net Income, in accordance with the Company’s annual budget; (5) EBITDA; and (6) Net cash from operating activities,, in accordance with the Copany’s annual budget ("the Company Target"). If a Company Target shall apply to a Chief Executive Officer or a President of a subsidiary of the Company, such target may be applied up to 100% with respect to the financial results of the relevant subsidiary, and the remaining bonus with respect to the financial results of the Company and its subsidiaries on a consolidated basis.

Notwithstanding the foregoing, the Board may determine to exclude certain profits or loss items from the Company Target including, but not limited to, ceratin expenses related to acquisition of a new company, certain expenses related to distribution of dividend, certain items of revenue or any other items per the Board’s sole discretion.

~~2 Despite the ratios determined above and subject to amendment of the Companies Law and/or the Companies Regulations and/or Orders, in a way that allows to determine in a compensation policy that with regard to an office holder who is not a director nor a CEO, a compensation policy may determine cash variable component to be paid, partially or in full, according to immeasurable criteria taking into account the office holder's contribution to the company – the company shall be entitled to approve to deputy CEO's in the Company performance based or bonuses according to the CEO's personal evaluation in a rate of up to 100% of the total performance based compensation to which the deputy CEO's may be entitled to, if at all.~~
~~3 See note 3 above.~~

With regard to each one of the Company's measurable targets, reference points shall be determined in terms of numerical values, so that compliance with the precise numerical target as determined in the On Target Cash Plan shall constitute compliance with 100% of the target, and also, numerical values shall be determined which will constitute the lower threshold for compliance with the target. The actual rate of compliance with the targets shall be calculated in accordance with the said reference points.

It is clarified that failure to comply with the minimum threshold of at least 75% of a specific target shall not entitle the Executive to payment of a bonus in respect of the said target. In the event of compliance at a rate of 75% or more with a specific target, the annual On Target Cash Plan shall be calculated in accordance with a key (i.e. Linear, Steps, etc.) which shall determine – in relation to the point of compliance with the target – the amount of the bonus in terms of a percentage of the Executive annual base salary, all as shall be set forth in the On Target Cash Plan. In this respect, the Compensation Committee and the Board of Directors shall have the right to determine a higher (but not lower) entitltlement threshold.

The annual bonus shall be paid to the office Holder in the following manner:

-	80% of the amount of the annual bonus will be paid following the approval by the Board of Directors of the Company, of the financial statements of the relevant year (“Current Year Bonus”).

-	20% of the amount of the annual bonus shall be deferred by one year, and shall be paid following the approval by the Board of Directors of the Company of the financial statements of such year (“Deferred Bonus”).

The Office Holder's eligibility to the payment of the Deferred Bonus shall be subject to the following cumulative conditions: (i) the Company recorded a positive ~~net profit~~EBITDA for the following year; and (ii) the Office Holder had not ceased to provide services to the Company during the year in which the Deferred Bonus is paid resulting from ~~one of the followings: (a) the Office Holder had not terminated the engagement with~~ the Company~~; or (b) the Company had not terminated~~ terminating the engagement with the Office Holder for "Cause" (as defined in section ~~9.4.12~~9.4.10 below) .

For the avoidance of doubt, it is hereby clarified that the payment of the Deferred Bonus shall be in addition to any payment of compensation to which the Office Holder shall be entitled with respect to the relevant following year, and the payment of the Deferred Bonus shall not have any effect on the manner of calculation of the compensation for the relevant following year.

With regard to the Company's Executives, excluding its Active Chairman and the CEO, their Personal Targets for the On Target Cash Plan shall be determined annualy by the Compensation Committee and the Board of Directors ~~and in accordance with two or more key targets specifically relevant for each Executive~~ ("the Personal Target"). Such targets may include compliance with the Company's budget, operational efficiency, inventory management, new sales, existing customers, financial management, collection, etc.

With regard to each one of the Personal measurable targets, reference points shall be determined in terms of numerical values, so that compliance with the precise numerical target as determined in the On Target Cash Plan shall constitute compliance with 100% of the target, and also, numerical values shall be determined which will constitute the lower threshold for compliance with the target. The actual rate of compliance with the targets shall be calculated in accordance with the said reference points.

It is clarified that failure to comply with the minimum threshold of at least 75% of a specific target shall not entitle the Executive to payment of a bonus in respect of the said target. In the event of compliance at a rate of 75% or more with a specific target, the annual On Target Cash Plan shall be calculated in accordance with a key (i.e. Linear, Steps, etc.) which shall determine – in relation to the point of compliance with the target – the amount of the bonus in terms of a percentage of the Executive annual base salary, all as shall be set forth in the On Target Cash Plan.

~~9.4.4.~~9.4.5.	Personal evaluation: the Company's CEO shall present his personal evaluation of Executive reporting to the CEO to the Company's Compensation Committee and to the Board of Directos. This evaluation shall relate, inter alia, to nonfinancial indices, including the Executive's long term contribution and his/her long term performance. The CEO's personal evaluation shall be presented to the Compensation Committee and to the Board of Directors by the Chairman of the Board, according to the evaluation principles set above with relation to all other Executives.

~~9.4.5.~~9.4.6.
It is hereby clarified that the aggregate weight to be assigned to all ~~three~~five of the aforesaid categories in a cash incentives formula shall be 100~~%.~~% and in no event shall exceed the ratio set forth in the table in clause 8.4 above.

The breakdown of the targets in each measurable category and the relative weight of each of the measurable categories shall be tailored to each Executive individually, no later than approval of the Company's annual consolidated audited financial reports, depending on the seniority of the Executive and the organizational division to which the Executive is assigned or that is under his purview.

It is hereby clarified, that a maximum change of 10% of the relative weight of each of the measurable categories shall not be deemed a material change in the terms of employement.

~~9.4.6.~~9.4.7.	In the event that the Company's strategic targets shall be amended by the Board of Directors during a particular year and/or there is a change to the Executive’s responsibilities and/or scope of employment - the Board of Directors shall have the authorization to determine whether, and in which manner, such amendment shall apply to the On Target Cash Plan.

~~4.1.2.~~9.4.8.	The Board of Directors will be authorized to define certain events as exceptional and extra-ordinary to the Company’s ordinary course of business, in which case the compensation committee will have the ability to adjust their impact when calculating any of the Company’s targets and Personal Targets. It shall be noted that Company’s Targets and/or Personal Targets impacted by this section with respect to the Active Chairman and CEO, shall be brought for the approval of the General Meeting in accordance with the Law.

~~9.4.7.~~9.4.9.	The entitlement to the On Target Cash Plan in respect of a particular year shall be conferred on an Executive where such Executive rendered services or was employed with the Company for a period of at least 6 months during that particular year - and the amount thereof shall be relative to the period of employment with the Company during that particular year.

~~9.4.8.~~9.4.10.	In the event of termination of the relationship following "Cause" as defined below, such Executive shall not be entitled to any payments in accordance with his/her On Target Cash Plan which have not yet been paid prior to the date of said termination, unless otherwise determined by the Board of Directors.

"Cause" means the following: termination due to: (i) an Executive's conviction of, or plea of guilty or nolo contendere to, a felony (ii) performance by an Executive of an illegal act, dishonesty, or fraud which could cause significant economic injury to the Company; (iii) an Executive's insubordination, refusal to perform his or her duties or responsibilities for any reason other than illness or incapacity or materially unsatisfactory performance of his or her duties for the Company; (iv) continuing willful and deliverate failure by the Executive to perform the Executive's duties in any material respect, provided that the Executive is given notice and an opportunity to effectuate a cure as determined by the Company; or (v) an Executive's willful misconduct with regard to the Company that could have a material adverse effect on the Company.

~~9.4.9.~~9.4.11.	For the avoidance of doubt, it is hereby clarified that payments under the On Target Cash Plan shall not be deemed to be a salary, for all intents and purposes, and it shall not confer any social rights.

~~4.1.3.~~9.4.12.	The Company will include in its year-end filings (i.e. Annual 20F), with respect to the Active Chairman and the CEO, an explanation as to how their On Target Cash Plan was calculated, including: their predetermined Company Targets, Personal Targets and Personal Evaluation for that particular year; the mix and weights; and the extent of achieving them.

Equity Based Compensation

9.5.	The Company may grant its Executives, from time to time, equity based compensation, which may include any type of equity, including, without limitation, any type of shares, options, restricted share units (RSUs), share appreciation rights, restricted shares or other shares based awards (“Equity Based Components”), either under the Company's existing 2012 Stock Option Plan or future equity plan (as may be adopted by the Company), and subject to any applicable law.

9.6.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

9.7.	Equity Based Components for Executives shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest in installments throughout a period which shall not be shorter than 3 years with at least a 1 year cliff~~,~~ taking into account adequate incentives in a long term perspective.

9.8.
The total yearly Equity Value granted shall not exceed with respect to the Active Chairman, the CEO and each other Executive, at the time of ~~grant 40% of their respective annual base salary (in accordance with~~approval by the ~~table~~Board of Directors the appropriate ratio set forth in clause 8.4 above~~).~~.

9.9.	The maximum dilution as a result of grant of the equity based compensation to Executives shall not exceed 15%.

9.10.
The terms of Equity Based Components may include provisions regarding vesting acceleration as a result of change of control ~~and shall be limited to 50% of~~in the ~~then remaining unvested options which have not been vested yet~~Company.

9.11.
The exercise price of the options granted shall be determined by the Company and shall not be less than the higher of (a) 5% above the average closing price of the Company's share in the 30 trading days preceding the date of the Board of Directors' approval of the equity grant; (b) 5% above the share price on the date of the ~~grant.~~Board of Directors' approval of the equity grant.

9.12.	In the event of the termination of the employer – employee relationship or rendering services to the Company's group during the relevant year, the grantee shall be entitled to the options which were allocated in his/her regard, where the date of entitlement in respect of the said options occurred prior to the date of the actual termination, and to exercise them into shares of the Company up until the earlier of: (1) 90 days from the date of the actual termination; (2) the expiration of their exercise period. The grantee shall be entitled to count the shares which were allocated for him only if the date of entitlement in respect thereof occurred prior to the date of the actual termination.

9.13.	In the event of the termination of the relationship following Cause– and even if the date of entitlement to the options has fallen due, in whole or in part, and they have not yet been exercised into shares, the options which have not yet been exercised prior to the expiration of the exercise period shall expire.

9.14.	For the avoidance of doubt, it is hereby clarified that the annual equity compensation shall not be deemed to be a salary, for all intents and purposes, and it shall not confer any social rights.

10.	Separation Package

10.1.	The following criteria shall be taken into consideration when determining Separation Package: the duration of employment of the Active Chairman or the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

10.2.	Other than payments required under any applicable law, local practices, transfer or release of pension funds, manager's insurance policies, etc. - the maximum Separation Package of each Executive, CEO or the Active Chairman shall not exceed the value of 25% the Total Compensation of such an Executive, CEO or Active Chairman, respectively.

11.	Notice Period in Termination

As a guideline, the notice period for the termination of an Executive shall not exceed six months or payment in lieu of such notice. During the notice period, the Executive shall be required to continue his services or employment with the Company, unless otherwise determined by the Board of Directors.

12.	Others

12.1.	Relocation– additional compensation pursuant to local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance, schooling allowance, car or transportation allowance, home leave visit, health insurance for executive and family, etc, all as reasonable and customary for the relocated country and in accordance with the Company's relocation practices, as shall be approved by the Compensation Committee and Board of Directors.

12.2.
Special Bonus - Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem required under special circumstances or in case of an exceptional contribution to the Company, including, among others, in cases of retention or attraction of a new Executive ~~("Sign On"),~~or consummation of an acquisition by or of the Company or the sale or spin off of any material asset of the Company, the grant of a onetime cash incentive, of up to ~~10% the Executive's annual base salary~~three monthly salaries or the equivalent thereof.

13.	Clawback Policy

13.1.	In the event of a restatement of the Company’s financial results, we shall seek reimbursement from our Office Holders of any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-years period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform to the current year presentation, or discretionary accounting changes.

13.2.	Our Compensation Committee and Board of Directors shall be authorized to seek recovery to the extent that (i) to do so would be unreasonable or impracticable; or (ii) there is low likelihood of success under governing law versus the cost and effort involved.

III.	Director Remuneration:

Our directors may be entitled to remuneration composed of cash compensation which includes annual fee and meeting participartion fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

14.	Cash Compensation:

14.1.	The Company’s non-executive directors may be entitled to receive an annual cash fee and a participation fee for each meeting in accordance with the amounts set forth in the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors) -2000 ("the Compensation Regulations"), and taking into account their definition as "expert director" according to the Compensation Regulations.

14.2.	The Company’s directors may be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any Committees of the Board of Directors, all in accordance with the Compensation Regulations.

15.	Equity Based Compensation:

The Company’s non-executive directors, i.e. excluding external and independent, may be entitled to receive equal annual equity based compensation, which value shall not exceed at the time of grant 10% of the total annual cash fee detailed in section ~~13.1~~14.1 above.

16.	Active Chairman Compensation:

The Active Chairman may be entitled to a compensation in accordance with the criterias as detailed in Section 4, 8 and 9 above, in accordance with his/her scope of employment and relative maximum compensation. The Active Chairman's compensation shall be determined in accordance with his scope of activity, areas of responsibilities in the Company, as well as his experience and expertise. In any event, the total compensation of the Active Chairman shall not be less than the monthly compensation paid to a director in the Company.

IV.	Indemnification & Insurance

17.	The Office Holders shall be entitled to a directors and officers indemnification up to the maximum amount permitted by law, D&O insurance as shall be approved at the Board of Director's discretion, all in accordance with any applicable law and the Company’s articles of association.

18.	With respect to the D&O policy-

18.1.	The D&O insurance may provide group insurance to the Company and its affiliates (only in respect of D&Os serving as such on behalf of the Company) and alongside the Company's D&O Insurance it is possible that D&~~O~~Os of the affiliates may also be insured. In the event the D&O insurance shall provide such group insurance, the annual premium shall be relatively divided between the different companies based on the decision of the Company's management taking into account the recommendation of the Company's external insurance advisors.

18.2.	The limits of liability shall not exceed USD ~~25~~35 million.

18.3.	The deductible in Canada and the United States shall not exceed USD ~~100~~150,000 and in the rest of the world USD ~~80~~120,000. In securities claims, the deductible shall not exceed USD ~~200~~300,000.

18.4.	The annual premium for the D&O policy shall be in accordance with market conditions. The Company shall retain the assistance of the Company's external isurance advisors in determining market conditions.

18.5.
Any purchase of D&O insurance or its renewal during the term of this Policy shall not be brought to additional approval of the General Meeting provided that the ~~Policy shall be approved by the General Meeting and that the~~ Compensation Committee has approved that the purchased D&O insurance ~~meet~~meets the conditions detailed above.

19.	Each of our Office Holders shall be entitled to the same indemnification terms and insurance policy coverage, all as may be approved from time to time.

TAT Technologies Ltd
Comparative Market Data
Key Executives Compensation
September 2016

This report is provided to TAT Technologies Ltd.                                                                                                                                               TAT  and/or the  $PNQBOZ ) pursuant to our engagement letter, dated June 5, 2016, and its appendixes, and is subject in all respects to the terms and conditions of that engagement letter, including restrictions on disclosure of this report to third parties.
If this report is received by anyone other than TAT, the recipient is placed on notice that the attached report has been prepared solely for TAT for its own internal use and this report and its contents may not be shared with or disclosed to anyone by the recipient without the express written consent of TAT and KPMG Somekh Chaikin. KPMG Somekh Chaikin shall have no liability, and shall pursue all available legal and equitable remedies against recipient, for the unauthorized use or distribution of this report.
It should be clarified that TAT may note in its statements that the DPNQBOZ T relevant organs relied on the comparative data presented in this report as part of the determination of the relation between the value of the compensation and the contribution of the awardee to the company.
 _            2016 KPMG Somekh Chaikin, an Israeli member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”) a Swiss entity. All rights reserved.

Somekh Chaikin  Telephone +972 3 684 8000 KPMG Millennium Tower  Fax  +972 3 684 4444
17 )B BSCB B street, PO Box 609  Internet www.kpmg.co.il Tel Aviv 61006 Israel
September, 2016
PRIVATE & CONFIDENTIAL
TAT Technologies Ltd.
Subject: Comparative Key Executives Compensation Information
As per your request, we have completed an analysis of the total compensation of key executives in various companies.
It should be noted that the information included in this report was gathered from public sources and that it may not necessarily form a statistical benchmark.
Further, the data presented in this report is extract information gathered from public financial statements and as such does not detail all the compensation components awarded to each chairman and/or company.
As a result of the limited information published publicly (in terms of the level of detail), we made simplifying assumptions and performed various adjustments to the information presented in order to create a unified basis for comparison. These assumptions and adjustments are described in this report.
Sincerely yours,
 _            2016 KPMG Somekh Chaikin, an Israeli member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”) a Swiss entity. All rights reserved.

General and Methodology
The comparative information is based on 2015 data.
The comparable companies were chosen based on similarity in the characteristics of their operations and/or their market value in comparison to TAT.
Standardization to full time employment
For office holders that has a part-time position or served less than a full year, their salary cost was standardized to reflect full time employment in annual terms.
The value of the equity compensation and the yearly benefit derived from it were calculated as follows:
The value of the equity compensation is the fair value at the grant date.
The average yearly benefit derived from the equity compensation was calculated by dividing the fair value of the benefit at the grant date by the number of years until the vesting of the last tranche (linear division, not according to accounting principles).
It should be emphasized that this presentation is different than the accounting treatment regarding the distribution of expenses.
 _            2016 KPMG Somekh Chaikin, an Israeli member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”) a Swiss entity. All rights reserved.

Selected financial data of comparable companies in 2015 (USD in thousand):
Average  Shareholders  Total Assets  Net Income to Cash Flow from Revenues Company  Market Cap   Equity  (Balance Sheet)  Shareholders  Operations 2015 2015  31/12/2015  31/12/2015  2015  2015
Hod Industry  254,526  36,718  115,331  189,281  (7,510)  19,764 Gilat*  198,310  208,848  178,082  370,833  (52,537)  (14,844) Raval  178,412  130,232  71,992  154,752  12,964  17,592 Nova*  149,091  309,116  161,060  207,269  15,786  25,888 Schnapp  100,512  47,364  46,098  113,064  5,936  6,092 Camtek*  99,661  94,312  68,202  116,266  (10,152)  1,535 Hamlet  97,954  120,578  67,446  98,016  6,174  8,085 Klil  95,869  173,007  59,200  80,175  11,093  13,590 TAT Technologies*   85,___  59,710  91,424  109,583   5,8__   7__ Tadirgan  80,876  52,740  27,158  63,077  (2,261)  3,440 Hamat  77,791  97,530   31,284   84,598   8,681   11,671 Bet Shemesh Engines  77,525  48,482  48,445  91,058  7,819  10,064 Magal**  63,736  74,918  55,783  74,996  3,141  5,458 Orbit  45,289  27,177  18,977  44,949  1,265  1,143 Rimoni  29,060  58,205  37,094  42,255  5,982  9,142
Source: Capital IQ, TASE
* Companies with dual listing ** Companies listed on Nasdaq
 _            2016 KPMG Somekh Chaikin, an Israeli member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”) a Swiss entity. All rights reserved.

CoB
The total compensation for the CoB of the of comparable companies in 2015 is as follows (USD in thousand):
Compensation for 2016 based on new terms of service
600
518 500
140 **  417
396
380
400
65
319   312 300  93
**
209   176 200  396 377   380 312   21 259 100
154
110 -
CoB and interim CEO  CoB and CEO  CoB  CoB  CoB  CoB  CoB
Dov Baharan  Rafi Amit  Omer Barnea*  Ze'ev Shtein  Michael Brunstein  Yoav Golan*  Amos Malka Gilat  Camtek  Rimoni (1)  Orbit  Nova  Hamat (2)  TAT(3,4)
Base Salary Cost  Bonus  Equity-Based Compensation
% of options
Controlling                                                  Controlling on a fully  N/A  0%  N/A  N/A  0.5% shareholder  shareholder diluted basis
(1) Mr. Barnea was employed on a single day per month basis. His salary cost was adjusted to reflect a full time employment. (2) Mr. Golan was employed on a 66% time basis. His salary cost was adjusted to reflect a full time employment.
(3) Terms of service of CoB does not specify the % of the time of employment required thus the base salary cost is based on his employment agreement. (4) Equity-CBTFE_DPNQFOTBUJPO_GBJS_WBMVF_JT_BDDPSEJOH_UP_5"5 T_JOEJDBUJWF_WBMVBUJPO__
* Controlling share/relative owner.
** Due to lack of sufficient data regarding the equity grants awarded to the executives, amounts under equity   based compensatiPO_SFQSFTFOUT_UIF_FYQFOTF_SFDPSEFE_JO_DPNQBOZ T_ financial statements.
 _            2016 KPMG Somekh Chaikin, an Israeli member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”) a Swiss entity. All rights reserved.

CEO (1/2)
The total compensation for the CEO of the of comparable companies in 2015 is as follows (USD in thousand):
Compensation for 2016 based on new terms of service
1,427 1,400
441 ** 1,200
1,000  927
715
783 800
58   687 426   ****
587   642 94 600  246 154
364   478   470 174
417
44  37   382
29***  374 400  88   65**
322
**	303
76  267
93  18   61
501   469   488   39 200  398   419   403 361   346   382 280   303 259   261   228
-
Eitan  Avner Shaham Arie Richtman Yona Ovadia Uri Oliner Uri Rosenshein Nir Elmelech Igal Zamir  Rafi Amit Dani Rimoni Saar Koursh Erez Shabirow David Zilberber Avi Livne Oppenhaim  (1)  (2)  (3)  (4)  (5)
President and  CEO  CEO  CEO  CEO  CEO  CEO  CEO  CoB and CEO  CEO  CEO  CEO  CEO  CEO
CEO
Nova  Bet Shemesh  Klil  Gilat  Hamlet  Schnapp  Raval  TAT  Camtek  Rimoni  Magal  Orbit  Hod Industry Tadirgan
Base Salary Cost  Bonus  Equity-Based Compensation
% of options on a fully                                                                                                                          Controlling  Controlling
N/A                  NR                    0.48%                  N/A ****                  0.7%              0.58%                      1.05%                  N/A  N/A  2.11%  0%  0% diluted basis  shareholder  shareholder
* Controlling share/relative owner.
** Due to lack of sufficient data regarding the equity grants awarded to the executives, amounts under equity   based compensatiPO_SFQSFTFOUT_UIF_FYQFOTF_SFDPSEFE_JO_DPNQBOZ T_ financial statements.
*** The bonus amount represents one time guaranteed bonus for the year 2016.
**** Mr. Ovadia was granted options to purchase 400,000 PG_DPNQBOZ T_PSEJOBSZ_TIBSFT_  GBJS_WBMVF_PG_UIF_HSBOU_XBT_OPU_EJTDMPTFE

_	2016 KPMG Somekh Chaikin, an Israeli member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative 7
(“KPMG International”) a Swiss entity. All rights reserved.

CEO (2/2)
Comments:
1)	Gilat Mr. Ovadia serves as CEO since March 31, 2016. The bonus amount represents the maximum bonus per fiscal year. In addition, Mr. Ovadia was granted options to purchase 400,000 of DPNQBOZ T ordinary shares (fair value of the grant was not disclosed).
2)	Hamlet Mr. Oliner ceased serving as CEO on December 31, 2015 (replaced by Mr. Amir Widmann).
3)	TAT Mr. Zamir commenced his position as CEO on March 31, 2016. The bonus amount represents special bonus for the year 2016. In addition, in case of achievement of 100% of targets, Mr. Zamir is entitle to the maximum bonus of USD 150 thousand. For further details regarding CEO compensation please refer to the Compensation Policy Benchmark report.
4)	Orbit Mr. Shabirow commenced his position as CEO on July 1, 2015. His compensation package includes monthly base salary of ILS 75 thousand and annual bonus up to 5 monthly base salaries. Furthermore, Mr. Shabirow was granted 240,000 options with fair value estimated at ILS 941 thousand and vesting period of 4 years.
5)	Hod Industry - Mr. Zilberber stepped down from his position as CEO on 31.03 2016.
 _            2016 KPMG Somekh Chaikin, an Israeli member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”) a Swiss entity. All rights reserved.

CFO
The total compensation for the CFO of the of comparable companies in 2015 is as follows (USD in thousand):
**
Compensation for 2016 based on information provided by TAT
600  571
534
125 *  40
500  462
22  *
400  202
120   353
162   326 23 300  52   34
41  248   243
233
12  *  207
22  33   10
200  8   161
152 319   -284   293   278   25 252 100  214   210   223 199 161 126
-
Dror David  Jonathan  Ilan Ovadia  Moni Barak Moshe Eisenberg  Limor  Keren Golan Alon Rozenshein Guy Nathanzon Benny Saporta Liora Mandil Robinson  Schusheim-Uliel
CFO  Co-CEO, CFO VP finance, CFO  CFO  CFO  CFO  CFO  CFO  CFO  CFO  CFO
Nova  Klil  Magal  Raval  Camtek  Hamlet  Tadirgan  Orbit  TAT  Hamat  Rimoni
 on a fully
N/A                  0.32%                          N/A                      0.31%                        N/A                        0.09%  0.04%  ** diluted basis
Base Salary Cost  Bonus  Equity-Based Compensation
* Due to lack of sufficient data regarding the equity grants awarded to the executives, amounts under equity   based compensation reprFTFOUT_UIF_FYQFOTF_SFDPSEFE_JO_DPNQBOZ T_GJOBODJBM_ statements.
** According to information provided by TAT, Mr. Nathanzon was not entitled to receive bonus for 2015. The maximum bonus amount in case of achievement of 100% of targets is USD 79 thousand.
 _            2016 KPMG Somekh Chaikin, an Israeli member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”) a Swiss entity. All rights reserved.

VP Marketing/Sales
The total compensation for the VP Marketing/Sales of the of comparable companies in 2015 is as follows (USD in thousand):
500
Based on information provided by TAT
450
400
366
349   343
350  22*  330
7  *
20 300  85*87 106
78  253
238 250 20 17
45  36
200  178
166 9 -150  28 255   258 237   232 100 188   186 169 138 50
-
VP Marketing and  VP Sales  Former VP Commercial VP Sales and Marketing  VP Sales  VP Marketing  Chief Marketing Officer  VP Marketing in Business Developer  Division  Subsidiary
Hagai Katz  Eli Sananes  Assaf Eyal  Amir Widmann  Saar Shuster  Omer Vulkan  Eyal Lipetz-Eliassi  Ariel Navon
Magal  Magal  Gilat  Hamlet  Klil  Raval  TAT  Hamat on a fully N/A  N/A  N/A  0.18%  0.16%  0.22%  ** diluted basis
Base Salary Cost  Bonus  Equity-Based Compensation
* Due to lack of sufficient data regarding the equity grants awarded to the executives, amounts under equity   based compensation reprFTFOUT_UIF_FYQFOTF_SFDPSEFE_JO_DPNQBOZ T_GJOBODJBM_ statements.
** According to information provided by TAT, Mr. Lipetz-Eliassi was not entitled to receive bonus for 2015. The maximum bonus amount in case of achievement of 100% of targets is USD 60 thousand.
 _            2016 KPMG Somekh Chaikin, an Israeli member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”) a Swiss entity. All rights reserved.

CEO of Subsidiary (1/2)
The total compensation for the $&0 T_of Subsidiary in comparable companies in 2015 is as follows (USD in thousand):
400
368
357 350  36
309   308
300
291   286
300  281
47  23
263 39 49 250  65   66 44 152 200 368 150  309 274   261 237 219   215   220 100 139 50
-
CEO of Subsidiary CEO of Subsidiary Co-CoB and CEO of VP ± PCB (AOI and CEO of Subsidiary CEO of Subsidiary  VP Plant  CEO of Subsidiary Rimoni's Northern Subsidiary  FIT) Manager and   Plant Manager CEO of Subsidiary David Vanunu  Ram Drori  Tvika Grinberg  Amir Tzhori  Gunter Goldhammer Doron Zilberber  Avishay Amir*  Yehuda Cohen  Ofer Weiss Hod Industry  Raval  Schnapp  Camtek  Tadirgan  Hod Industry  Schnapp  Hamat  Rimoni
Base Salary Cost  Bonus  Equity-Based Compensation
* Controlling share/relative owner.
 _            2016 KPMG Somekh Chaikin, an Israeli member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”) a Swiss entity. All rights reserved.

CEO of Subsidiary (2/2)
The total compensation for the $&0 T_of Subsidiary in comparable companies in 2015 is as follows (USD in thousand):
400  Based on information provided by TAT
350
300
249   246 250 20
61  *  202
8   190   187   187 200  *
7  *
8  9   163 9 150
218
100  202
188   182   179   178
154 50
-
CEO of Subsidiary  CEO of Subsidiary  CEO of Subsidiary  CEO of Limco  COO  CEO of Piedmont  Turbochrome's Site Manager, COO and Chief Engineering Officer
*	***
Itamar Ohayon  Stephen Lee  Nir Klein  Yair Raz  Tamir Ziv  Rick Reed  Motty Katz
Klil  Hamlet  Hamat  TAT  TAT  TAT  TAT
Base Salary Cost  Bonus  Equity-Based Compensation
According to information provided by TAT, the abovementioned officers was not entitled to receive bonus for 2015. The maximum bonus amount in case of achievement of 100% of targets is as follows:
-	Mr. Raz - USD 30 thousand
-	Mr. Ziv USD 63 thousand
-	Mr. Reed USD 30 thousand
-	Mr. Katz USD 55 thousand
_	2016 KPMG Somekh Chaikin, an Israeli member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative 12
(“KPMG International”) a Swiss entity. All rights reserved.

Appendix: Company descriptions
Description
TAT Technologies Ltd., together with its subsidiaries, provides various products and services to the commercial and military aerospace, and defense industries worldwide.
Hod Assaf Industries Ltd. produces, processes, and sells steel products for concrete reinforcement, construction and infrastructure fields, and security and agriculture sectors primarily in Israel.
Gilat Satellite Networks Ltd., together with its subsidiaries, provides broadband satellite communication, and networking solutions and services worldwide.
Raval ACS Ltd. develops, produces, and sells fuel tank venting systems to the automotive industry primarily in Israel.
Nova Measuring Instruments Ltd. designs, develops, produces, and sells process control systems used in the manufacture of semiconductors in Israel.
E. Schnapp & Co. Works Ltd. manufactures, distributes, and sells lead-acid batteries for use in various vehicles in Israel.
Camtek Ltd. designs, develops, manufactures, and markets automated optical inspection (AOI) systems and functional ink technology (FIT) products.
Ham-Let (Israel-Canada) Ltd. engages in the development, manufacture, and marketing of fittings and valves worldwide.
Klil Industries Ltd. designs, develops, manufactures and markets aluminum systems for construction and industrial applications in Israel and internationally.
Tadir-Gan (Precision Products) 1993 Ltd. manufactures machined and assembled aluminum high-pressure die cast products in Israel.
Hamat Group Ltd. manufactures, markets, and exports bathroom and kitchen products in Israel, Germany, and North America.
Bet Shemesh Engines Holdings (1997) Ltd., through its subsidiary, Bet Shemesh Engines Ltd., engages in research and development, casting, machining, assembling, and testing modules and turbine engines for the aerospace industry.
Magal Security Systems Ltd. develops, manufactures, and sells safety, security, site management, and intelligence gathering and compilation of physical and cyber solutions and products worldwide.
Orbit Technologies Ltd. engages in the development, manufacture, and marketing of communication equipment solutions in Israel, Europe, the United States, and East Asia.
Rimoni Industries Ltd. engages in the manufacture and sale of injection molds in Israel.
_	2016 KPMG Somekh Chaikin, an Israeli member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative 13
(“KPMG International”) a Swiss entity. All rights reserved.

The information contained herein is of a general nature and is not intended to address the circumstances of any particular individual or entity. Although we endeavor to provide accurate and timely information, there can be no guarantee that such information is accurate as of the date it is received or that it will continue to be accurate in the future. No one should act on such information without appropriate professional advice after a thorough examination of the particular situation.
_	2016 KPMG Somekh Chaikin, an Israeli member Firm of the KPMG network of independent member Firms affiliated with KPMG

APPENDIX B
TAT Technologies Ltd.
Addendum to 2012 Stock Option Plan

THIS ADDENDUM (the "Addendum") shall form an integral part of the 2012 Stock Option Plan (the “Plan”) of TAT Technologies Ltd. (the “Company”), and it shall apply to grants of Stock Options  to certain directors, employees and consultants of the Company and its subsidiaries. Capitalized terms used and not defined herein have the meaning ascribed to them in the Plan.

WHEREAS, the Company has executed the Plan and granted certain Stock Options pursuant to the Plan; and

WHEREAS, the Company wishes to increase the current option pool in order to be able to grant additional Stock Options to directors and officers of the Company; and

WHEREAS, according to the Plan, the increase of the option pool must be approved by the board of directors and by the shareholders of the Company.

NOW, THEREFORE, the Company amends the Plan as follows:

1.	General. Except as set forth herein, all of the provisions of the Plan shall remain in full force and effect. In the event of any inconsistency between the terms of the Plan and this Addendum, the terms of this Addendum shall prevail.

2.	Increase of Stock Options Pool. The option pool shall be increased by 300,000 Ordinary Shares, such that after such increase the option pool shall be equal to an aggregate of 680,000 Ordinary Shares.

3.	Governing Law. This Addendum shall be governed by the laws of the State of Israel (without regard to its conflict of law rules).